~~OO~~ 895027

Follow-Up Materials

02034061

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: EBRD

COMPANY NAME: European Bank for Reconstruction & Development

COMPANY ADDRESS: ______

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-6 FISCAL YEAR: ______

PROCESSED
MAY 21 2002
THOMSON FINANCIAL

dw 5/16

(03/94)

(o a lrc Uedir nrun 02/09 0008)

8376

02 MAY 14 AM 10:

European Bank
for Reconstruction and Development

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECD S.E.C.
MAY 9 2002
080

9 May 2002

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 9 May 2002, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

Duly Authorised Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of the Bank's
US$ 200,000,000 Turkish Lira-Linked Zero Coupon Notes
due May 12, 2005
pursuant to its
EUR 20,000,000,000 Euro Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 9, 2002

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the United States Dollar ("US$") 200,000,000,000 Turkish Lira-Linked Zero Coupon Notes due October 3, 2003 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Euro Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Prospectus dated August 31, 2001, as supplemented by a Pricing Supplement dated May 9, 2002 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct, unsecured obligations of the Bank. Citibank, N.A. will act as Agent of the Bank with respect to the Notes.

Item 2. Distribution of Obligations

The Bank entered into a Purchaser's Confirmation dated May 8, 2002 pursuant to a Programme Agreement dated August 31, 2001 with Deutsche Bank AG. Under the terms of the Purchaser's Confirmation and Programme Agreement (together, the "Agreements"), Deutsche Bank AG has agreed to purchase the Notes. The obligations of Deutsche Bank AG are subject to certain conditions as set forth in the Agreements.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	38.59%	—	38.59%
Total	US$ 77,180,000	—	US$ 77,180,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

The Bank has agreed to pay the fees and expenses of its legal and other professional advisers.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes offered hereby will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) Copy of an opinion of counsel as to the legality of the Notes.

(b) (i) The Programme Agreement dated August 31, 2001.†
(ii) The Purchaser's Confirmation dated May 8, 2002.
(iii) The Agency Agreement dated August 31, 2001.†

(c) (i) The Prospectus dated August 31, 2001.†
(ii) The Pricing Supplement dated May 9, 2002.

† Previously filed with the Securities and Exchange Commission on September 28, 2001.

Exhibit (a)

European Bank
for Reconstruction and Development

(PAG: 3 ira credit assign pro 01/07 0004.doc)

Office of the General Counsel

Merrill Lynch International
and the other Dealers referred to
in the Programme Agreement
(as defined below)
(the "Dealers")

c/o Merrill Lynch International
Ropemaker Place
25 Ropemaker Street
London EC2Y 9LY

31 August 2001

Dear Sirs,

In my capacity as General Counsel of the European Bank for Reconstruction and Development (the "Bank") I have examined, *inter alia*, the following documents listed below in connection with the update of the euro 20,000,000,000 Euro Medium Term Note Programme (the "Programme") and the issue of Notes (the "Notes") thereunder from time to time

(a) The Agreement Establishing the Bank, the By-Laws of the Bank and the Rules of Procedure of the Board of Directors of the Bank;

(b) The 2001 Borrowing Programme which was approved at a meeting of the Board of Directors of the Bank held on 12 December 2000, authorising the Bank's 2001 Borrowing Programme of up to Euro 2,000,000,000 for the Bank's medium to long term debt;

(c) The Treasury Authority which was approved at a meeting of the Board of Directors of the Bank held on 9/10 July 2001;

(d) The minutes of the meetings of the Board of Directors of the Bank at which the 2001 Borrowing Programme and the Treasury Authority were adopted;

(e) The amended and restated Programme Agreement, dated 31 August 2001, between the Bank and the Dealers, relating to the Programme (the "Programme Agreement");

(f) The amended and restated Agency Agreement, dated 31 August 2001 (the "Agency Agreement");

(g) The amended and restated Deed of Covenant, dated 31 August 2001, relating to the Programme (the "Deed of Covenant");

(h) The Prospectus, dated 31 August 2001, relating to the Programme (the "Prospectus"); and

(i) The forms of the Notes (which may be in registered or bearer and in global or definitive form).

Based on my examination of the documents described above and such other documents and matters as are in my judgement necessary for the purposes of this opinion, I am of the opinion that:

(i.) The Bank is duly established and existing under the Agreement Establishing the Bank

(ii.) The Programme Agreement has been duly authorised, executed and delivered by the Bank and is a valid and legally binding agreement of the Bank.

(iii.) The Agency Agreement has been duly authorised, executed and delivered by the Bank and is a valid and legally binding agreement of the Bank.

(iv.) The Deed of Covenant has been duly authorised, executed and delivered by the Bank and is a valid and legally binding covenant of the Bank.

(v.) The creation, issue, execution, sale and delivery of Notes under the Programme, subject to compliance with the Bank's borrowing limits authorised from time to time by the Board of Directors of the Bank, have been duly authorised by the Bank and, when such Notes have been authenticated in accordance with the Agency Agreement, such Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms.

(vi.) All consents, approvals and other authorisations required under the Agreement Establishing the Bank for the execution and delivery of the Programme Agreement, the Agency Agreement and the Deed of Covenant under the Programme have been obtained.

(vii) The Notes, the Deed of Covenant and the Agency Agreement conform in all material respects to the descriptions thereof in the Prospectus.

(viii.) The statements in the Prospectus with respect to the Agreement Establishing the Bank are true and correct in all material respects.

In giving the opinions in paragraphs (ii), (iii), (iv) and (v) above, I express no opinion as to English law, which law is said to govern the Programme Agreement, the Agency Agreement, the Deed of Covenant and the Notes and as to which I understand that Linklaters will deliver you an opinion of even date herewith; nor do I express any opinion as to the laws of any other jurisdiction.

This opinion is given to the Dealers as dealers under the Programme in connection with the Programme and to any further Dealer appointed under the Programme (as if the opinion had been addressed to such further Dealer on the date hereof) in connection with the Programme. You may give copies of this opinion to your legal advisers and to the paying agents who may rely on it as though it were also addressed to them.

Yours faithfully,

Emmanuel Maurice
General Counsel

Exhibit (b)(ii)

Deutsche Bank

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
Tel +44 (0) 20 7545 8000
Fax +44 (0) 20 7545 4455

8 May 2002

To: European Bank for Reconstruction and Development
Attention: Rüdiger Woggon

Dear Sirs,

European Bank for Reconstruction and Development
USD 200,000,000 TRL Linked Zero Coupon Notes due 12 May 2005
issued pursuant to a Euro Medium Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) we agree with the Issuer, for itself and as agent for the Dealers (as defined in the Programme Agreement dated 31st August, 2001, as may be amended or supplemented from time to time), to be bound by the provisions of the Programme Agreement, save clauses 3 to 7 (inclusive) and 9 to 13 (inclusive) of that Agreement, as if we were expressed to be a Dealer therein;

(ii) Notwithstanding the provisions of Clause 9 of the Programme Agreement, we agree to pay:

(a) the fees and expenses of our legal advisers;

(b) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Notes, the preparation and printing of the Notes, the relevant Pricing Supplement and any amendments or supplements thereto, if any, and

(c) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

Upon issue the Notes should be credited to our account with DTC, account number 2623.

In addition we confirm that the provisions of clause 3B(vi) of the Programme Agreement will not apply in relation to this issue of Notes.

The net proceeds of the issue are USD 77,180,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Deutsche Bank

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the following Pricing Supplement.

For: Deutsche Bank AG London

By:

Authorised signatory

Exhibit (c)(ii)

PRICING SUPPLEMENT

9 May 2002

European Bank for Reconstruction and Development
USD 200,000,000 TRL Linked Zero Coupon Notes due 12 May 2005
issued pursuant to a Euro Medium Note Programme

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions. A further explanation of such terms is set out in the Prospectus in the section headed "Issue Procedures"

Summary of the Notes

1	Specified Currency:	USD
2	Nominal Amount:	USD 200,000,000
3	Type of Note:	Zero Coupon
4	Issue Date:	10 May 2002
5	Issue Price:	38.59 per cent. of the Nominal Amount
6	Maturity Date:	12 May 2005, subject to the provisions of Annex A
7	Fungible with existing Notes:	No
8	Pricing Supplement to be read in conjunction with Prospectus dated:	31 August 2001 as amended and supplemented by the Supplemental Listing Particulars dated 14 January, 2002.

Form of the Notes

9	Form of Note:	Registered
10	Specified Denomination(s)	USD 10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Cede & Co. as nominee for the Depository Trust Company, New York (the "**DTC**")

(b) Exchange of Registered Global Note:	The Registered Global Note shall be exchangeable, in whole or in part, for definitive Registered Notes only in the following circumstances: (i) upon the occurrence of an Event of Default; (ii) if Clearstream, Luxembourg or Euroclear is closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has announced an intention permanently to cease business or has in fact done so and no alternative clearing system is available; (iii) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Registered Global Note or ceases to be a "clearing agency" registered under the United States Securities Exchange Act of 1934, as amended, or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC and the Registrar has received a notice from Cede & Co. requesting an exchange of a specified amount of the Registered Global Note for definitive Registered Notes. For this purpose, the fifth paragraph of the Registered Global Note shall be deemed to be amended accordingly.

Provisions relating to Initial Payment

14	Partly Paid Notes:	No

Provisions relating to Interest

15	Interest Commencement Date.	Not Applicable

Fixed Rate Notes:

16	(a) Fixed Rate(s) of Interest:	Not Applicable
	(b) Fixed Interest Date(s):	Not Applicable
	(c) Initial Broken Amount per denomination:	Not Applicable
	(d) Final Broken Amount per denomination:	Not Applicable
	(e) Fixed Day Count Fraction:	Not Applicable
	(f) Business Day Convention:	Not Applicable
	(g) Business Day definition if different from that in Condition 4(a)(iii):	Not Applicable
	(h) Calculation of Interest to be adjusted in accordance with Business Day Convention specified above:	Not Applicable

Zero Coupon Notes:

17	(a) Accrual Yield:	37.235 per cent. per annum
	(b) Reference Price:	38.59 per cent. of the Nominal Amount of the Notes
	(c) Other formula or basis for determining Amortised Face Amount:	Not Applicable
	(d) Day Count Fraction in relation to Early Redemption Amounts and late payment.	Notwithstanding Conditions 5(d) (iii) and 5(h), any amount shall be calculated on the basis of Actual/365 (Fixed) as defined in Condition 4(b)(v)(B)

Floating Rate Notes and Indexed Notes:

18	(a) Manner in which Rate of Interest is to be determined:	Not Applicable
	(b) Margin(s).	Not Applicable
	(c) Minimum Interest Rate (if any):	Not Applicable

	(d) Maximum Interest Rate (if any):	Not Applicable
	(e) Floating Day Count Fraction:	Not Applicable
19	If ISDA Determination:	
	(a) Floating Rate Option:	Not Applicable
	(b) Designated Maturity:	Not Applicable
	(c) Reset Date.	Not Applicable
20	If Screen Rate Determination:	
	(a) Reference Rate:	Not Applicable
	(b) Relevant Screen Page.	Not Applicable
	(c) Interest Determination Date:	Not Applicable
21	If Indexed:	Not Applicable
22	If Rate of Interest not to be determined by ISDA or Screen Rate Determination or by reference to an index or Formula:	Not Applicable
23	*General Provisions for Floating Rate Notes and Indexed Notes:*	
	(a) Specified Period (and, in the case of Notes where the Interest Payment Date(s) are fixed, the Interest Payment Date(s)):	Not Applicable
	(b) Business Day Convention:	Not Applicable
	(c) Business Day definition if different from that in Condition 4(b)(i):	Not Applicable
	(d) Terms relating to calculation of Interest Amount:	Not Applicable
	(e) Party responsible for calculation of Interest:	Not Applicable
	(f) Any amendment to the definition in Condition 4(b)(iii) of Euro-zone:	Not Applicable

Provisions regarding Payments/Deliveries

24	Definition of "Payment Business Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	For the purposes of Condition 6(e), "Payment Business Day" means any day (other than a Saturday or Sunday) on which commercial banks and foreign

		exchange markets are open for business in Istanbul, London, New York City, and the relevant place of presentation
25	Dual Currency Notes:	Not Applicable
26	Physically Settled Notes:	Not Applicable

Provisions regarding Redemption/Maturity

27	(a) Redemption at Issuer's option:	No
	(b) Redemption at Noteholder's option:	No
28	(a) Final Redemption Amount for each Note (other than an Indexed or Formula Note where the Index or formula applies to the redemption amount):	See Annex A
	(b) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29	Instalment Note:	Not Applicable
30	Early Redemption Amount for each Note payable on an event of default:	See Annex A

Distribution, Clearing and Settlement Provisions

31	Method of distribution:	Non-Syndicated
32	If syndicated, names of Managers or, if non-syndicated names of Purchasers:	Deutsche Bank AG London
33	Stabilising Dealer/Manager:	Not Applicable
34	Additional sales restrictions:	**Republic of Turkey** The Purchaser has represented and agreed that it has not and will not offer or sell any Notes, directly or indirectly, in the Republic of Turkey or to any person or corporate or other entity resident in the Republic of Turkey except in accordance with the applicable laws and regulations of the Republic of Turkey in force from time to time.

35	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
36	Common Code:	014762469
	ISIN Code:	US29874QAZ72
	CUSIP Number:	29874QAZ7
37	Listing:	Official List of the UK Listing Authority and trading on the London Stock Exchange.
38	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
39	Additional Information:	The Issuer's annual report for the year 2000 shall be deemed to be incorporated in, and to form part of, this Pricing Supplement (provided, however, that such document shall not form part of the Listing Particulars).

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: [signature]

Duly Authorised Officer

A02063537/4.0a/08 May 2002 c s tre tredir min 0209 0010

Application is hereby made to list this issue of Notes pursuant to the listing of the Euro 20,000,000,000 Euro Medium Term Note Programme of European Bank for Reconstruction and Development (as from 10 May 2002).

CITIBANK, N.A.
(as Agent)

By:
Duly Authorised Officer

Annex A

(i) Provided no Inconvertibility Event is subsisting on the Valuation Date, (a) the Final Redemption Amount in respect of each Note shall be an amount in USD determined by the Calculation Agent in accordance with the following formula:

USD 10,000 x ($FX_{initial}$ / FX_{final})

and, (b) notwithstanding Condition 5(d), the Early Redemption Amount in respect of each Note shall be an amount in USD determined by the Calculation Agent in accordance with the following formula:

Amortised Face Amount x ($FX_{initial}$ / FX_{final})

Where:

"Amortised Face Amount" means an amount calculated in accordance with Condition 5(d)(iii);

"$FX_{initial}$" means 1,350,000/1;

"FX_{final}" means the lowest of such firm offers (expressed as the number of TRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of TRL and the purchase of USD at or about 11:00 am London time on the Valuation Date for delivery on the Maturity Date (or the date set for early redemption pursuant to Condition 9, as the case may be), provided, however, that if none of the Reference Dealers provides such a firm quote, FX_{final} will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"TRL" means the lawful currency of the Republic of Turkey;

"Reference Dealers" means four leading dealers, banks or banking corporations, which deal in the Domestic Currency, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner, and acceptable to the Issuer;

"Calculation Agent" and "Exchange Agent" means Deutsche Bank AG London in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 8 May 2002 (as amended or supplemented from time to time), (all references to the Calculation Agent or Exchange Agent shall include any successor or successors to Deutsche Bank AG London as Calculation Agent or Exchange Agent in respect of the Notes). All determinations and calculations made by the Calculation Agent shall be made in its sole and absolute discretion and shall be binding on all parties;

"Valuation Date" means the day which is two Business Days immediately preceding the Maturity Date (or the date set for early redemption pursuant to Condition 9, as the case may be); and

"Business Day" means any day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets are open for general business in Istanbul, London and New York City.

(ii) Subject to the TRL Redemption Option, if an Inconvertibility Event exists or is subsisting on the Valuation Date then the Notes will be redeemed on the Postponed Maturity Date in an

amount equal to the USD Settlement Amount and Noteholders will not be entitled to any amounts nor any interest or other sum in respect of any such delay.

Where:

"USD Settlement Amount" means an amount in USD equal to the TRL Redemption Amount converted into USD at the USD/TRL exchange rate for value on the Postponed Maturity Date, as determined by the Calculation Agent in its sole and absolute discretion. For the avoidance of doubt, the USD Settlement Amount could be equal to zero;

"TRL Redemption Amount" means an amount in TRL determined by the Calculation Agent in respect of each Note in accordance with the following formula (which, for the avoidance of doubt, if calculated in respect of the Postponed Maturity Date, shall be TRL 13,500,000,000):

> USD 10,000 x Issue Price x $FX_{initial}$ x (1 + Non-compounded Yield x Number of Days/365).
>
> Where:
>
> "Non-compounded Yield" means 52.996 per cent. per annum; and
>
> "Number of Days" means the number of calendar days from (and including) the Issue Date to (but excluding) the Valuation Date;

"Postponed Maturity Date" means the thirty-second (32nd) calendar day following the originally scheduled Maturity Date;

"Inconvertibility Event" means any action, event or circumstance whatsoever which, from a legal or practical perspective:

(i) has the direct or indirect effect of hindering, limiting or restricting the convertibility of Domestic Currency into Hard Currency, or the transfer of Hard Currency from the Republic of Turkey to other countries (including, without limitation, by way of any delays, increased costs or discriminatory rates of exchange or any current or future restrictions on repatriation of Domestic Currency into Hard Currency); or

(ii) results in the unavailability of Hard Currency in the interbank foreign exchange market located in the Republic of Turkey in accordance with normal commercial practice

The occurrence of an Inconvertibility Event shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner. The Calculation Agent shall notify the Issuer, the Agent, the Clearing Systems and the Noteholders of the occurrence of an Inconvertibility Event ("Inconvertibility Notice").

The Calculation Agent shall notify the Issuer, the Agent, the Clearing Systems and the Noteholders if it determines in its sole discretion, acting in good faith and in a commercially reasonable manner that, on the day that is thirty calendar days prior to the Valuation Date, an Inconvertibility Event has occurred and is subsisting on that day;

"Hard Currency" means any of the lawful currencies of Canada, Japan, the United Kingdom and the United States of America or the euro (and any successor currency to any such currency); and

"Domestic Currency" means TRL;

(iii)

(a) Upon receipt of an Inconvertibility Notice the Noteholders shall have the right to elect to receive the TRL Redemption Amount (instead of the USD Settlement Amount) (the "TRL Redemption Option") by validly notifying the Issuer and the Exchange Agent (attention: Marie Hamilton, Deutsche Bank AG London, Global Markets, EMTN, fax: +44 207 541 4078) (with a copy to the Calculation Agent attention: Marie Hamilton, Deutsche Bank AG London, Global Markets, EMTN, fax: +44 207 541 4078) (or such other person, address or number as the Issuer or Calculation Agent may notify from time to time in accordance with the Conditions) by delivering a written notice ("TRL Redemption Option Exercise Notice") to the aforementioned parties by no later than the tenth Business Day before the Postponed Maturity Date (the "TRL Redemption Option Expiry Date") electing to receive such TRL Redemption Amount and giving details of the nominal amount of Notes owned by such holder and giving instructions for wire transfer of such TRL Redemption Amount to a TRL account. If the notice is given late or the Calculation Agent considers that the information contained in the notice is incomplete the notice shall be deemed invalidly given. Once given such notice shall be irrevocable.

(b) Upon receipt of the TRL Redemption Option Exercise Notice the Exchange Agent will, on behalf of the Issuer, arrange the transfer of the TRL Redemption Amount to such account on the day which is the fourth Business Day following the TRL Redemption Option Expiry Date (the "TRL Redemption Option Payment Date"), provided that the Noteholder delivers the Notes free of payment to the Exchange Agent's DTC Account in the manner specified in the Inconvertibility Notice prior to the TRL Redemption Option Payment Date, but in no case later than the tenth Business Day prior to the Postponed Maturity Date. The Exchange Agent shall deliver the Notes so received to the Agent for cancellation upon the instructions of the Issuer. The Issuer will be discharged of its obligations with respect to the TRL Redemption Amount by payment of the TRL Redemption Amount to or to the order of the Exchange Agent.

(c) If no TRL Redemption Option Exercise Notice is received by the Exchange Agent before the TRL Redemption Option Expiry Date or the Noteholder fails to validly give such TRL Redemption Option Exercise Notice or to deliver the Notes free of payment to the Exchange Agent's Euroclear Account prior to the TRL Redemption Option Payment Date, the Noteholder shall forfeit any further claim to the TRL Redemption Amount and the Notes will be redeemed against receiving the USD Settlement Amount on the Postponed Maturity Date.

(d) For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of the period from the Maturity Date to the Postponed Maturity Date or TRL Redemption Option Payment Date, as the case may be.

(e) The record date for the purposes of DTC shall be two Business Days prior to the Postponed Maturity Date.

(iv) Market Disruption Event

(a) In the event that a Market Disruption Event occurs or is subsisting on the Valuation Date, the Maturity Date shall be postponed to the third Business Day on which the Market Disruption Event is no longer subsisting, but no additional amounts shall be payable by the Issuer in respect of such postponement.

(b) The occurrence of a Market Disruption Event shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner. The Calculation Agent shall notify the Issuer, the Noteholders, the Agent and the Clearing Systems of such occurrence and shall also notify the aforementioned parties if the Market Disruption Event is no longer subsisting.

(c) Upon the termination of the Market Disruption Event the Issuer will pay the Final Redemption Amount on the Maturity Date (as so postponed).

For the purpose of the calculation of the Final Redemption Amount, upon the occurrence of a Market Disruption Event:

"FX_{final}" means the lowest of such firm offers (expressed as the number of TRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of TRL and the purchase of USD at or about 11:00 am London time on the Market Disruption Valuation Date for delivery on the third Business Day on which the Market Disruption Event is no longer subsisting, provided, however, that if none of the Reference Dealers provides such a firm quote, FX_{final} will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"Market Disruption Valuation Date" means the first Business Day on which the Market Disruption Event is no longer subsisting.

For the avoidance of doubt, if an Inconvertibility Event occurs or is subsisting on the Valuation Date, the Notes will be redeemed in accordance with the Inconvertibility Event provisions irrespective of the occurrence of a Market Disruption Event.

"Market Disruption Event" means the occurrence of any event, excluding an Inconvertibility Event, as a result of which event the Calculation Agent is unable to determine any amount falling to be determined by it pursuant to the terms of the Notes, which event shall include, without limitation:

(i) a natural or man-made disaster, armed conflict, act of terrorism, riot, labour disruption or any other circumstance beyond its control; or

(ii) the enactment, promulgation, execution, ratification or adoption of, or any change in or amendment to, any rule, law, regulation or statute (or in the applicability or official interpretation of any rule, law regulation or statute) or the issuance of any order or decree.